January 2, 2020

Jacob D. Cohen
Chief Executive Officer
American International Holdings Corp.
3990 Vitruvian Way, Suite 1152
Addison, TX 75001

       Re: American International Holdings Corp.
           Post-Qualification Amendment to Offering Statement on Form 1-A Filed December 16, 2019
           File No. 024-11080

Dear Mr. Cohen:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A

Compensation of Directors and Executive Officers, page 25

1. As this amendment will be qualified after the completion of your fiscal year on December
       31, 2019, please revise to provide disclosure for the last completed fiscal year ended
       December 31, 2019. Refer to Item 11 of Form 1-A. Also provide disclosure in response to Item 13 of Form 1-A in the appropriate section of your offering circular.
Exhibits
Exhibit 12.1, page 31

2. Please have counsel revise the legality opinion to opine on the shares being offered by the selling shareholder.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Jacob D. Cohen
American International Holdings Corp.
January 2, 2020
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625
with any questions.



FirstName LastNameJacob D. Cohen                           Sincerely,
Comapany NameAmerican International Holdings Corp.
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